

By Electronic Mail

December 27, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: EA Series Trust
           Issuer CIK: 0001592900
           Issuer File Number: 33-195493/811-22961
           Form Type: 8-A12B
           Filing Date: December 27, 2022

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated May 9, 2022, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Alpha Architect 1-3 Month Box ETF (BOXX)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (646) 856-8722. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Analyst, Listing Qualifications